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                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CANWEST MEDIA INC.
FIXED CHARGE RATIO IN
THOUSANDS OF CANADIAN DOLLARS


                                                                                                                THREE MONTHS
                                                                     YEAR ENDED AUGUST 31,                         ENDED
                                                                     ---------------------                      -------------
                                                                                                                NOVEMBER 30,
                                                  1999         2000         2001        2002          2003         2003
                                                  ----         ----         ----        ----          ----         ----
NET INCOME                                       130,325      176,273       97,682      97,910       187,606       97,656

Eliminate:

    income taxes                                  40,679       41,757      (27,280)     47,610        39,130       21,809

    financing expenses                            42,580       59,813      268,843     255,006       248,478       55,377

    interest component of rent expense             1,390        1,598        3,705       5,779         6,860        1,715

    interest in earnings of equity accounted
    affiliates                                   (68,749)     (74,480)     (38,076)     13,338      (100,007)     (38,730)

Add:

    dividends from equity accounted
    affiliates                                    60,001       76,729       72,146      60,984        33,378        --
                                                --------     --------     --------    --------      --------     --------

INCOME BEFORE TAXES AND FIXED CHARGES            206,226      281,690      377,020     480,627       415,445      137,827
                                                ========     ========     ========    ========      ========     ========

FIXED CHARGES

Financing expense including amortization          42,580       59,813      250,943     255,006       248,478       55,377

Preferred dividend                                                          76,140     106,084        91,631       21,907

Interest component of rent expense 1/3             1,390        1,598        3,705       5,779         6,860        1,715
                                                --------     --------     --------    --------      --------     --------

TOTAL FIXED CHARGES                               43,970       61,411      330,788     366,869       346,969       78,999
                                                ========     ========     ========    ========      ========     ========

RATIO OF EARNINGS TO FIXED CHARGES                   4.7          4.6          1.1         1.3           1.2          1.7
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